Chicago Bridge & Iron Company N.V. Prinses Beatrixlaan 35 2595 AK The Hague The Netherlands

January 9, 2018
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

Re:    Chicago Bridge & Iron Company N.V.
Form 10-K for the Year Ended December 31, 2016
Filed March 1, 2017
File No. 1-12815

Ladies and Gentlemen:

By letter dated December 22, 2017, Chicago Bridge & Iron Company N.V. (the “Company”) received the Staff’s comment relating to the above listed filing of the Company (the “Comment Letter”). We submit the following in response to the Comment Letter.

Form 10-K for the Year Ended December 31, 2016

15. Income Taxes, page 83
Comment:
Your disclosures indicate that you have recorded cumulative losses for the three years ended December 31, 2016 and September 30, 2017, domestically, excluding the non-deductible goodwill charges. We further note that you have recognized $548.6M in U.S.-Federal NOLs deferred tax assets without a valuation allowance as of December 31, 2016. Please provide us with your comprehensive analysis of the specific positive and negative evidence management evaluated in arriving at the conclusion that a valuation allowance for U.S.-Federal NOLs deferred tax assets is not needed as of December 31, 2016, or September 30, 2017. Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. For any tax-planning strategies that you are relying on in your analysis, please ensure that your discussion provides us with a detailed explanation of the nature and any uncertainties, risk, and assumptions for those strategies. Please refer to ASC 740-10-30-16 - 740-10-30-25, ASC 740-10-55-39 - 740-10-55-48, and ASC 740-10-55-120 - 740-10-55-123 for guidance.

Response:

December 31, 2016 Assessment
At December 31, 2016, we evaluated the positive and negative evidence to assess whether it was more-likely-than-not that our U.S.-Federal NOL deferred tax assets would be realized. Our analysis of the positive and negative evidence included:
Negative Evidence

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We had a cumulative loss in the U.S. for the three years ended December 31, 2016 of approximately $104M (excluding the non-deductible goodwill charges), due to losses incurred during the years ended December 31, 2015 and 2016.

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We were experiencing, and anticipated to continue to experience, a weak refining market for our engineering, fabrication and construction services due to ongoing low oil prices, which was anticipated to impact the timing of new awards.

Positive Evidence

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We had a history of U.S. income prior to incurring the losses during the years ended December 31, 2015 and 2016 that resulted in the U.S.-Federal NOL deferred tax assets. Specifically, our cumulative U.S. income for the five and ten year periods ended December 31, 2014 was approximately $878M and $1.5B, respectively.

•
The loss incurred during the year ended December 31, 2015 was due to: 1) a goodwill impairment charge of approximately $453M related to our Nuclear Construction business, and 2) a charge of approximately $1.1B incurred in connection with the sale of the Nuclear Construction business, which was sold on December 31, 2015. The losses incurred during the year ended December 31, 2016 were due to: 1) a charge of approximately $148M related to the reserve of the buyer purchase price receivable recorded in connection with the 2015 sale of the Nuclear Construction business as we no longer deemed recovery of the receivable to be probable, and 2) a goodwill impairment charge of approximately $655M related to the anticipated sale of our Maintenance & Government Services business which became an asset held for sale during the first quarter of 2017 and was sold on June 30, 2017. Absent the charges related to exited businesses, our cumulative U.S. income for the three years ended December 31, 2016 was approximately $1.1B.

•
Our projections of U.S. taxable income, inclusive of the anticipated reversal of existing taxable temporary differences, indicated that the U.S.-Federal NOL deferred tax assets would be fully realized by the year 2022, which is thirteen years prior to their expiration in the year 2035. Our projections of taxable income gave consideration to: 1) our significant U.S. backlog at December 31, 2016 (which totaled approximately $13.0B, excluding backlog attributable to our Maintenance & Government Services business); 2) a strong U.S. petrochemical and gas market for our engineering, fabrication and construction services; and 3) a consistent history of U.S. taxable income (as discussed above). Our analysis also gave consideration to the fact the businesses that resulted in the impairment charges were either sold or contemplated for sale, and accordingly, would have no future negative impacts on our results.

•	At December 31, 2016, approximately $120M of our U.S. NOL deferred tax assets were forecasted to be used through the reversal of taxable temporary differences that existed as of December 31, 2016.

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The Company was not in a consolidated cumulative loss position for the three years ended December 31, 2016. Specifically, we had cumulative consolidated income of approximately $159M for the three years ended December 31, 2016 (or consolidated income of approximately $1.4B excluding the non-deductible goodwill charges related to the exited businesses and approximately $2.5B excluding the combined impacts of the non-deductible goodwill charges and other charges related to the exited businesses). Although all of our consolidated income was not in the U.S. taxing jurisdiction, we believed such consolidated results evidenced our ability to generate taxable income. Further, if necessary, we believed we could initiate strategic business and tax planning strategies to provide additional U.S. income. Such potential planning strategies were not contemplated in our forecasted U.S. income analysis; however, we recognized that such opportunities existed to mitigate the risks of potentially not achieving our forecasted U.S. income. Such strategies primarily relate to tax efficient contracting with our global customers between the U.S. and our non-U.S. taxing jurisdictions. Such strategies were successfully implemented historically in our U.K. taxing jurisdiction and could be implemented in the U.S.

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As of December 31, 2016, we had an intercompany financing structure in place that reduced our U.S. income by approximately $80 million for the year ended December 31, 2016, and was forecasted to reduce our U.S. income by approximately $120M for each of the years ending December 31, 2017, 2018 and 2019. Such financing structure could be eliminated prospectively to increase our U.S. income. Had such financing structure not been in place for 2016, our cumulative loss in the U.S. for the three years ended December 31, 2016 would have been approximately $25M (excluding the non-deductible goodwill charges).

Based on our analysis of the positive and negative evidence at December 31, 2016, we believed it was more-likely-than-not that the U.S.-Federal NOL deferred tax assets would be realized.
September 30, 2017 Assessment
At September 30, 2017, we evaluated the positive and negative evidence to assess whether it was more-likely-than-not that our U.S.-Federal NOL deferred tax assets would be realized. Our analysis of the positive and negative evidence included:
Negative Evidence

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During the nine months ended September 30, 2017, we incurred additional losses related primarily to unanticipated charges on three projects disclosed in our Form 10-Q. Absent the anticipated sale of our Technology business (discussed below), we projected that the Company would have a cumulative loss in the U.S. and on a consolidated basis for the three years ending December 31, 2017.

•
Based on the aforementioned forecast of U.S. taxable income, inclusive of the margin impacts on our backlog from the project charges, the U.S.-Federal NOL deferred tax assets would have been realized by the year 2026, which is 9 years prior to their expiration in the year 2035, but realized four years later than anticipated in our 2016 assessment.

Positive Evidence

•	Positive evidence included the evidence considered in connection with our assessment for the year ended December 31, 2016, including consideration of the impact of the 2017 project charges.

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We projected the Company would not have a cumulative loss in the U.S. or on a consolidated basis for the three years ending December 31, 2017, excluding the non-deductible goodwill charges and other charges related to the exited businesses.

•
During the quarter ended September 30, 2017, we announced our intention to sell our Technology business (“Technology Sale”). Proceeds from the Technology Sale were anticipated to be approximately $2.0B to $2.5B, with the transaction expected to close during the fourth quarter of 2017 or prior to the filing of our Form 10-K for the year ending December 31, 2017. The anticipated sale was expected to result in a taxable gain of approximately $1.2B to $1.7B. Including the anticipated taxable gain, we projected the Company would not have a cumulative loss on a consolidated basis for the three years ending December 31, 2017. In addition, including the anticipated taxable gain and excluding the non-deductible goodwill charges, we projected the Company would not have a cumulative loss in the U.S. for the three years ending December 31, 2017. Further, the gain would have resulted in the realization of a significant portion of our U.S.-Federal NOL deferred tax assets. Based on the anticipated gain and aforementioned projections of U.S. taxable income, inclusive of the margin impacts on our backlog from the 2017 project charges and the reversal of existing taxable temporary differences, the remaining U.S.-Federal NOL deferred tax assets would have been fully realized by the years 2022 to 2024, which is eleven to thirteen years prior to their expiration in the year 2035. The anticipated Technology Sale was announced publicly in August 2017, and the marketing process for the sale was well underway by September 30, 2017. Prior to filing our Form 10-Q for the third quarter of 2017, we had received strong indications of interest from potential buyers, which included price ranges that further supported the initial valuations indicated by the advisors assisting us with the sale of the business. We believed it was probable the sale would occur (and the corresponding taxable gain would be realized) and classified the Technology business as an asset held for sale at September 30, 2017 in our Form 10-Q.

Based on our analysis of the positive and negative evidence at September 30, 2017, we believed it was more-likely-than-not that the U.S.-Federal NOL deferred tax assets would be realized.
December 31, 2017 Assessment
On December 18, 2017, we entered into a business combination agreement providing for the combination of CB&I and McDermott International, Inc. in a stock-for-stock transaction (“Combination”). Accordingly, the anticipated Technology Sale will not occur. We are currently evaluating the impact of the Combination, in lieu of the Technology Sale, on our assessment of the positive and negative evidence regarding whether it is more-likely-than-not that the U.S.-Federal NOL deferred tax assets will be realized.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (832) 513-1119.

Very truly yours,
/s/ Michael S. Taff
Michael S. Taff
Chief Financial Officer

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